TOKYO AOYAMA AOKI LAW OFFICE

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FILE NO. 82-4861

January 16, 2002

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice on adjustments to the forecasts of business results for the financial period ending March 31, 2002

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 2/26

(Translation)

January 11, 2002

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Notice on adjustments to the forecasts of business results for the financial period ending March 31, 2002

The forecasts of consolidated and non-consolidated business results for the financial period ending March 31, 2002 (from April 1, 2001 to March 31, 2002), as given at the time of publication of the interim business report on November 20, 2001, are adjusted as described in the following tables:

Description

1. Adjustment to the forecast of consolidated business results for the whole-year period of the year ending March 31, 2002 (from April 1, 2001 to March 31, 2002):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on November 20, 2001)	51,500	4,050	2,200
Adjusted forecast (B)	40,100	3,120	1,830
Amount of increase or decrease (B-A)	(-) 11,400	(-) 930	(-) 370
Rate of increase or decrease	(-) 22.1%	(-) 23.0%	(-) 16.8%
Previous results (for the financial period ended March 31, 2001)	53,851	3,731	1,866

2. Adjustment to the forecast of non-consolidated business results for the whole-year period of the year ending March 31, 2002 (from April 1, 2001 to March 31, 2002):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on November 20, 2001)	48,600	3,800	2,000
Adjusted forecast (B)	37,200	2,910	1,470
Amount of increase or decrease (B-A)	(-) 11,400	(-) 890	(-) 530
Rate of increase or decrease	(-) 23.5%	(-) 23.4%	(-) 26.5%
Previous results (for the financial period ended March 31, 2001)	51,347	3,622	1,838

3. Reason for the adjustments

In the electronic machinery and equipment industry in which the Company belongs, the business environment remains in an extreme slump, due to continued slow information technology (IT)-related demand worldwide.

Under these circumstances, with regard to the Company's consolidated and non-consolidated business results for the financial period under review, in our LSI business, sales of LSIs for storing game software, which we categorize as Customer-specific LSIs (ASIC), are expected to decrease. Those products are expected to decrease in sales volume in comparison with our previous forecast, as well as in unit sales prices due to downward price movements resulting from a worldwide weak demand for electronic components.

In addition, demand for LSI products for audio-visual equipment, including digital TVs and VCRs, among other things, is softening, while planned mass production of equipment that will be installed with our LSI products for processing image communications targeting cell phones and PDAs, among other things, is behind schedule. Consequently, sales of Application-specific Standard Products (ASSP) are expected to decrease as well.

With regard to profit, principally due to a decline in sales in the LSI business, as described above, as well as increased development expenses in our system business and poor performances of our overseas consolidated subsidiaries, both ordinary profit and profit for the period are expected to decrease.

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